EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

Condensed Consolidated Financial Statements

March 31, 2004

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2004 and 2003

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders.  No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, except share data)

	March 31, 2004	December 31, 2003
ASSETS
Bonds at fair value (amortized cost of $3,331,193 and $3,254,503)	$3,595,175	$3,487,380
Short-term investments	189,885	222,391
Variable interest entities’ bonds at fair value (amortized cost of $1,357,488 and $1,361,332)	1,356,825	1,360,151
Variable interest entities’ guaranteed investment contracts at fair value (amortized cost approximates fair value)	559,853	559,853
Variable interest entities’ short-term investments	15,157	11,102
Total investment portfolio	5,716,895	5,640,877
Cash	10,406	11,640
Securitized loans	420,219	433,948
Deferred acquisition costs	277,701	273,646
Prepaid reinsurance premiums	727,723	695,398
Investment in unconsolidated affiliate	70,123	64,440
Reinsurance recoverable on unpaid losses	55,797	59,235
Other assets	948,057	909,614

TOTAL ASSETS	$8,226,921	$8,088,798

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY
Deferred premium revenue	1,918,569	$1,861,960
Losses and loss adjustment expenses	236,667	233,408
Variable interest entities’ debt	2,542,202	2,537,466
Deferred federal income taxes	194,441	180,687
Notes payable to affiliate	420,586	434,723
Surplus notes	152,850	152,850
Accrued expenses and other liabilities	331,342	380,058

TOTAL LIABILITIES AND MINORITY INTEREST	5,796,657	5,781,152

Preferred stock (5,000.1 and 0 shares authorized; 0 shares issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized, issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital	821,271	819,918
Accumulated other comprehensive income (net of deferred income taxes of $88,648 and $78,340)	173,786	151,725
Accumulated earnings	1,420,207	1,321,003

TOTAL SHAREHOLDER’S EQUITY	2,430,264	2,307,646

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY	$8,226,921	$8,088,798

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (unaudited)

(in thousands)

	Three Months Ended March 31,
	2004	2003
REVENUES:
Net premiums written	$119,489	$92,185

Net premiums earned	95,205	80,090
Net investment income	40,808	36,406
Net realized gains	437	1,037
Variable interest entities’ net interest income	29,254
Net realized and unrealized gains on derivative instruments	14,723	1,915
Other income	7,497	5,198
TOTAL REVENUES	187,924	124,646
EXPENSES:
Losses and loss adjustment expenses	7,700	6,300
Interest expense	6,879	7,475
Variable interest entities’ net interest expense	27,908
Policy acquisition costs	14,798	13,399
Other operating expenses	13,680	12,403
TOTAL EXPENSES	70,965	39,577
Minority interest	(4,534)	(2,427)
Equity in earnings of unconsolidated affiliate	4,686	5,900
INCOME BEFORE INCOME TAXES	117,111	88,542
Provision for income taxes:	28,166	20,436
NET INCOME	88,945	68,106
Other comprehensive income, net of tax:
Unrealized gains on securities:
Holding gains arising during period	22,443	3,088
Less: reclassification adjustment for gains included in net income	382	277
Other comprehensive income	22,061	2,811
COMPREHENSIVE INCOME	$111,006	$70,917

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)

	Three Months Ended March 31,
	2004	2003
Cash flows from operating activities:
Premiums received, net	$103,384	$54,763
Policy acquisition and other operating expenses paid, net	(114,403)	(97,280)
Recoverable advances (paid) recovered	(325)	717
Loss and loss adjustment expenses paid, net	(1,091)	(1,329)
Net investment income received	41,967	34,994
Federal income taxes paid	(7,651)	(1,020)
Interest paid	(6,875)	(6,830)
Variable interest entities’ net interest income received	11,044
Variable interest entities’ interest paid	(7,312)
Other, net	5,382	7,949
Net cash provided by (used for) operating activities	24,120	(8,036)
Cash flows from investing activities:
Proceeds from sales of bonds	163,331	304,682
Purchases of bonds	(217,839)	(378,616)
Net decrease in short-term investments	32,628	79,344
Net decrease in variable interest entities’ short-term investments	(4,055)
Purchases of property and equipment	(279)	(129)
Other investments, net	15,258	(388)
Net cash (used for) provided by investing activities	(10,956)	4,893

Cash flows from financing activities:
Repayment of notes payable to affiliate	(14,137)	(7,660)
Capital issuance cost	(261)
Net cash used for financing activities	(14,398)	(7,660)
Net decrease in cash	(1,234)	(10,803)
Cash at beginning of period	11,640	27,560
Cash at end of period	$10,406	$16,757

(a)                        In the first three months of 2004 and 2003, the Company received a tax benefit of $1,614 and $861, respectively, by utilizing its Parent’s losses.  These amounts were recorded as capital contributions.

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the Three Months Ended March 31, 2004 and 2003

1.             ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (the Company), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the Parent), is an insurance company domiciled in the State of New York.  The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations.  In addition, the Company insures guaranteed investment contracts (GICs) issued by wholly-owned subsidiaries of the Parent (collectively, the GIC Subsidiaries).

In the third quarter of 2003, the Company consolidated FSA Global Funding Limited (FSA Global) and Canadian Global Funding Corporation (Canadian Global) as a result of Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46).  The Company also consolidated Premier International Funding Co. (Premier) in the third quarter as a result of obtaining control rights.

2.             BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared by the Company and are unaudited.  In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 2004 and for all periods presented, have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  These statements should be read in conjunction with the Company’s December 31, 2003 consolidated financial statements and notes thereto.  The December 31, 2003 condensed consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.  The results of operations for the periods ended March 31, 2004 and 2003 are not necessarily indicative of the operating results for the full year.  Certain prior-year balances have been reclassified to conform to the 2004 presentation.

3.             LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes a case reserve for unpaid losses and loss adjustment expenses for the present value of the estimated loss, net of subrogation recoveries, when, in management’s opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at the balance sheet date.  The estimated loss on a transaction is discounted using the risk-free rate at the time the case reserve is established, which ranged from 4.94% to 6.1% at March 31, 2004.  For insured collateralized debt obligations (CDOs), a case reserve is recorded to the extent that the overcollateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100% and there is a projected loss when calculating the present value of cash flows.

The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case reserves or to new case reserves to be established on particular insured obligations in the future.  The general reserve is derived from two separate steps.  The first step is to multiply loss factors by the Company’s total net par underwritten and to discount the result at the risk-free rate at the date the reserve is established, which ranged from 1.2% to 7.953% at March 31, 2004.  The loss factors used for this purpose are obtained from an independent rating agency study of bond defaults and have been adjusted by the Company’s portfolio characteristics and history.  The second step pertains to the Company’s insured CDOs, where a present value “deterministic” approach is utilized to calculate the general reserve for insured CDOs.

Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the net present value of the ultimate net cost of claims.  However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

4.             DERIVATIVE INSTRUMENTS

FSA has insured a number of credit default swaps (CDS) with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable.  It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes.  These agreements are recorded at fair value.  The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred.  The Company recorded $16.0 million and $11.2 million in net earned premium under these agreements for the three months ended March 31, 2004 and 2003, respectively.  The changes in fair value, which were gains of $15.1 million and $1.5 million for the three months ended March 31, 2004 and 2003, respectively, were recorded in net realized and unrealized gains on derivative instruments in the condensed consolidated statements of operations and comprehensive income.  The Company included the net par outstanding of $66.7 billion relating to these CDS transactions at March 31, 2004 in the asset-backed balances in Note 6.  The losses or gains recognized by recording these contracts at fair value will be determined each quarter based upon quoted market prices, if available.  If quoted market prices are not available, as is the case primarily with CDS on pools of assets, then the determination of fair value is based on internally developed estimates.  Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and FSA’s ability to obtain reinsurance for its insured obligations.  The Company does not believe the fair value adjustments are an indication of potential claims under FSA’s guarantees.  The inception-to-date net unrealized gain of $5.7 million at March 31, 2004 was recorded in other assets and the net unrealized loss of $9.4 million at December 31, 2003 was recorded in accrued expenses and other liabilities.

Derivative instruments, which are designated as fair-value hedges, are entered into to manage the interest rate and currency exchange rate exposure on FSA Global and Canadian Global’s debt and investments.  The derivatives are recorded at fair value.  These derivatives generally include interest rate and foreign currency swap agreements, which are utilized to convert FSA Global and Canadian Global’s debt and investments into U.S. dollar floating-rate debt and investments.  The gains and losses relating to these fair-value hedges are included in variable interest entities’ net interest income and net interest expense, as appropriate, along with the offsetting change in fair value of the hedged item attributable to the risk being hedged, in the condensed consolidated statements of operations and comprehensive income.

5.             SECURITIZED LOANS AND NOTES PAYABLE TO AFFILIATE

In 2003 and in 2002, the Company exercised certain rights available under its financial guaranty policies and the indentures relating to certain loan-backed notes issued by trusts.  Those rights allowed the Company to accelerate the insured notes and pay claims under its insurance policies on an accelerated basis.  Refinancing vehicles reimbursed the Company in whole for its claims payment in exchange for an assignment of certain of the Company’s rights against the capital of the trusts.  The refinancing vehicles secured the funds to purchase the notes by issuing refinanced notes, with interest rates ranging from 1.84% to 5.718%.  These notes were purchased by FSA Asset Management LLC, a wholly owned subsidiary of the Parent.  The Company maintains significant reinsurance, first loss and quota share, in respect of these transactions.

Principal payments due under these refinanced notes for the remainder of 2004 and each of the next five years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2004	$35.0
2005	64.4
2006	58.7
2007	53.3
2008	49.7
2009	46.7
Thereafter	112.8
Total	$420.6

6.             OUTSTANDING EXPOSURE

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.  The net and ceded par outstanding of insured obligations (including FSA-insured CDS) in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at March 31, 2004 and December 31, 2003:

	Net Par Outstanding		Ceded Par Outstanding
	2004	2003	2004	2003
Residential mortgages	$22,427	$20,682	$3,554	$4,031
Consumer receivables	12,702	14,039	4,964	5,033
Pooled corporate obligations	77,191	78,147	11,756	11,936
Other asset-backed obligations(1)	10,643	10,134	3,562	4,200
Total asset-backed obligations	$122,963	$123,002	$23,836	$25,200

(1) Includes $4,944 million and $4,474 million, in 2004 and 2003, respectively, in “Net Par Outstanding” relating to FSA-insured GICs issued by the GIC Subsidiaries.

The net and ceded par outstanding of insured obligations in the municipal insured portfolio includes the following amounts by type of issues (in millions) at March 31, 2004 and December 31, 2003:

	Net Par Outstanding		Ceded Par Outstanding
	2004	2003	2004	2003
General obligation bonds	$69,902	$67,212	$21,055	$20,184
Housing revenue bonds	7,136	7,597	1,900	2,074
Municipal utility revenue bonds	30,304	30,024	14,345	14,270
Health care revenue bonds	7,483	7,051	7,501	6,971
Tax-supported bonds (non-general obligation)	34,912	33,835	13,858	13,526
Transportation revenue bonds	11,000	10,744	7,602	7,376
Other municipal bonds	15,331	14,475	8,325	7,223
Total municipal obligations	$176,068	$170,938	$74,586	$71,624

7.             VARIABLE INTEREST ENTITIES

Following is a summary of the impact on the condensed consolidated balance sheet of consolidating FSA Global, Canadian Global and Premier (in thousands) at March 31, 2004:

	Premier/ FSA Global	Canadian Global	Intercompany Eliminations		VIE Total
Bonds	$1,321,825	$35,000	$		$1,356,825
GIC assets	430,103	129,750			559,853
Short-term investments	8,877	6,280			15,157
Other assets	657,458	43,658	(632)		700,484
Total Assets	$2,418,263	$214,688		$(632)	$2,632,319

Debt	$2,345,771	$196,431	$		$2,542,202
Other financial guaranty liabilities	72,492	18,257	(632)		90,117
Total Liabilities	$2,418,263	$214,688		$(632)	$2,632,319

Following is a summary of the impact in the consolidated statement of operations and comprehensive income of consolidating FSA Global, Canadian Global and Premier for the three months ended March 31, 2004 (in thousands):

	Premier/ FSA Global	Canadian Global	Intercompany Eliminations	VIE Total
VIE net interest income	$28,253	$1,001	$	$29,254
Other income	77	359	(351)	85
Net premiums written			(1,532)	(1,532)
Total revenues	$28,330	$1,360	$(1,883)	$27,807

VIE net interest expense	$28,491	$1,300	$(1,883)	$27,908
Other expenses	28	9		37
Total expenses	$28,519	$1,309	$(1,883)	$27,945

At March 31, 2004, the interest rates on variable interest entities’ (VIE) debt were between 1.12% and 10.0% per annum.

Payments due under the VIE debt (including $1,253.6 million of future interest accretion on zero coupon obligations and excluding $190.8 million of hedge accounting adjustments) in the remainder of 2004 and each of the next five years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2004	$206.8
2005	208.6
2006	87.7
2007	188.1
2008	39.8
2009	20.4
Thereafter	2,853.6
Total	$3,605.0

The Canadian Global debt of $180.6 million will mature in August 2004 and Canadian Global will be liquidated.  The amount of the debt payment for 2004 is included in the above debt repayment schedule.

8.             OTHER ASSETS

The detailed balances that comprise other assets at March 31, 2004 and December 31, 2003 are as follows (in thousands):

	2004	2003
Other Assets:
Fair value of VIE swaps	$407,293	$407,742
Tax and loss bonds	86,377	85,512
Accrued interest on VIE swaps	97,065	59,100
Accrued interest income	14,261	27,635
Other assets	343,061	329,625
Total Other Assets	$948,057	$909,614